Exhibit 4.5

Apix International Limited

Letter Agreement

Parties:

Cardima Inc.
47266 Benicia Street
Fremont, California 94538-7330
Attn: Mr. Tony Shum

Hereinafter referred to as “Cardima”.

And:

Apix International Limited
Attn: Mr. Robert Cheney
Email: Cheney.robert@gmail.com

Hereinafter referred to as “Apix”.

Whereas:

R.1           Apix acted as the fundraising agent on behalf of Cardima and successfully completed a US $9 Million PIPE;

R.2           Apix is entitled to receive a five-percent common share commission in respect of the consulting/fund raising services provided (equivalent to 900,000 fully paid common shares);

R.3           Cardima has requested that Apix waive its right to the five-percent fee on the terms as contained herein and Apix has agreed.

NOW THEREFORE in consideration of one dollar and of other good and valuable consideration and in consideration of the promises, agreements, warranties and covenants herein contained  the parties hereto agree as follows:

1. Apix agrees to forfeit completely any right to receive five-percent common share commission in respect of the US $9 Million funding raised in the PIPE completed in December 2007.

2. Specifically, Apix agrees to forfeit the right to 900,000 fully paid common shares of Cardima.

3. As compensation to Apix for agreeing to forfeit its rights, Cardima agrees to compensate Apix as follows:

•	Increase the number of agent’s warrants to be issued to APix from 2 Million to 3 Million Warrants;
•
Transfer all rights, title and interest in a personal loan owing by one Phil Radlick (a Director of Cardima) with a current outstanding balance owing of approximately $360,000 from Cardima to Apix (hereafter referred to as the “Radlick Loan”).

4. In respect of the Radlick Loan, Cardima hereby warrants and guarantees that the said loan shall have a recoverable value of not less than US $100,000 within 12 months from the date of this agreement.

5. In the event the actual amount recovered by Apix in respect of the Radlick Loan is less than US $100,000 then Cardima agrees to immediately pay to Apix the amount of shortfall  on or before December 18, 2008.

6. Cardima agrees to assist Apix in any manner reasonably necessary to recover the loan amount including providing documentation to substantiate the loan, executing transfers of legal title to the loan, filing documents with any court of competent jurisdiction to substantiate the loan and non-payment.

7. Nothing in this agreement shall affect Apix’s right to be reimbursed for its agreed expenses of US $75,000 which shall be paid forthwith.

Confidentiality:

This agreement is confidential and proprietary to each party.  This agreement shall not be disclosed to third parties without written consent.  Cardima Inc. shall be entitled to the extent required by applicable laws to describe this agreement in regulatory filings.

NOW THEREFORE AGREED between the parties hereto this 14th day of December, 2007.

Per:

/s/ Tony Shum
Tony Shum, Chairman
Cardima Inc.

Per:

/s/ Robert Cheney
Robert Cheney, Chairman
Apix International Limited